Exhibit 99.5

The following article from cnbc.com was retweeted by Arrival’s Twitter account (@arrival) on November 18, 2020

UK electric vehicle maker Arrival is going public via SPAC at a $5.4 billion valuation

PUBLISHED WED, NOV 18 2020 8:15 AM EST

Ryan Browne @RYAN_BROWNE_

LONDON — British electric vehicle start-up Arrival announced Wednesday that it will go public through a merger with a U.S. blank-check company.

This year has seen a flurry of SPACs, or special purpose acquisition companies, come to market as businesses have shunned the traditional initial public offering process. SPACs are companies that raise funds to finance a merger deal that takes the target firm public.

In Arrival’s case, the London-based company is set to combine with CIIG Merger Corp, a SPAC set up by U.S. businessman Peter Cuneo. Cuneo previously ran the American personal care brand Remington and comic book publisher Marvel as CEO. He will join Arrival’s board as non-executive chairman, while founder Denis Sverdlov will remain as CEO.

The deal gives Arrival an enterprise value of $5.4 billion — it was last privately valued at 3 billion euros ($3.5 billion) in January — with the combined company expected to raise a total of $660 million in gross cash proceeds. Arrival will list on the Nasdaq under the ticker symbol “ARVL,” with the deal expected to close by early 2021.

What is Arrival?

Arrival competes with Rivian, a company that has won backing from Amazon, in the electric van space. It received a massive order to the tune of 10,000 vehicles from U.S. parcel service UPS, which is also an investor in the company. Arrival’s other backers include Hyundai, Kia and BlackRock.

Arrival says it stands out from other electric vehicle makers as it’s purely focused on the commercial market rather than selling to consumers. Founded in 2015, Arrival says its technology is “vertically integrated” all the way from production to development.

Its two main vehicle products are vans and buses. Avinash Rugoobur, Arrival’s president, told CNBC that it expects to start production on its bus in the fourth quarter of next year, while van production will begin in the second quarter of 2022.

“Our technology is at a maturity level where we’re looking to scale the company rapidly now,” Rugoobur told CNBC in an interview Wednesday.

‘Microfactories’

Rugoobur added that the rise in the market value of Elon Musk’s electric car company Tesla — which is now the world’s most valuable automaker — was a validation of the green energy transition. Arrival’s vehicles can be sold for a price point similar to — and even cheaper than — that of diesel vehicles, he said.

Another thing that the company says makes it unique is its production model. The firm has developed what it calls “microfactories” which are much smaller than traditional auto production lines and can be packed into existing warehouse real estate.

It is aiming to make three to four of these factories — which take up about 20,000 square meters of space and cost $45 million to make — per year. The firm expects to make 10,000 vans a year from each factory.

SPACs have proven an increasingly popular way for companies to list in the U.S., with a number of businesses from space transportation firm Momentus to direct-to-consumer health company Hims merging with blank-check firms.

Nikola, one of the most notable electric vehicle companies to have taken the SPAC route, was the subject of deep controversy this year. Trevor Milton, Nikola’s CEO, stepped down following a scathing report from short-selling firm Hindenburg Research accusing him of fraud. Milton has called the allegations “false.”